Exhibit 21

SUBSIDIARIES OF TETRALOGIC PHARMACEUTICALS CORPORATION

Subsidiary	Jurisdiction of Incorporation
TetraLogic Research and Development Corporation	Delaware
Shape Pharmaceuticals Pty Ltd.	Australia
TetraLogic Birinapant UK Ltd.	UK
TetraLogic Shape UK Ltd.	UK